SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: February 6, 2014

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the third quarter ended December 31, 2013.

1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan
News & Information

No. 14-018E
3:00 P.M. JST, February 6, 2014

Consolidated Financial Results
for the Third Quarter Ended December 31, 2013

Tokyo, February 6, 2014 -- Sony Corporation today announced its consolidated financial results for the third quarter ended December 31, 2013 (October 1, 2013 to December 31, 2013).

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Third quarter ended December 31
	2012	2013	Change in yen	2013	*

Sales and operating revenue	¥1,948.0	¥2,412.8	+23.9%	$22,979
Operating income	46.4	90.3	+94.6	860
Income before income taxes	29.4	89.8	+205.0	855
Net income (loss) attributable to Sony Corporation’s stockholders	(10.8)	27.0	-	257
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥(10.72)	¥26.00	-	$0.25
- Diluted	(10.72)	23.09	-	0.22

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 105 yen = 1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of December 31, 2013.

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

The average foreign exchange rates during the quarters ended December 31, 2012 and 2013 are presented below.

	Third quarter ended December 31
	2012	2013	Change
The average rate of yen
1 U.S. dollar	¥81.2	¥100.5	19.1%	（yen depreciation）
1 Euro	105.4	136.7	22.9	（yen depreciation）

Consolidated Results for the Third Quarter Ended December 31, 2013

Sales and operating revenue (“sales”) were 2,412.8 billion yen (22,979 million U.S. dollars), an increase of 23.9% compared to the same period of the previous fiscal year (“year-on-year”).  This increase was primarily due to the favorable impact of foreign exchange rates, the launch of the PlayStation®4 (PS4™), as well as a significant increase in sales of smartphones.  On a constant currency basis, sales increased 5% year-on-year.  For further details about sales on a constant currency basis, see Note on page 10.

Operating income increased 43.9 billion yen year-on-year to 90.3 billion yen (860 million U.S. dollars).  This increase was primarily due to the favorable impact of foreign exchange rates, a significant improvement in the operating results of the Home Entertainment and Sound (“HE&S”) segment reflecting a decrease in loss in Televisions, a significant increase in operating income in the Game segment reflecting the launch of the PS4, and a significant increase in operating income in the Financial Services segment.  The current quarter’s results include a 32.1 billion yen (306 million U.S. dollars) impairment charge related to long-lived assets in the battery business in the Devices segment, an 8.2 billion yen (78 million U.S. dollars) impairment charge for long-lived assets in the PC business in the Mobile Products & Communications (“MP&C”) segment and a 6.2 billion yen (59 million U.S. dollars) write-off of certain PC software titles in the Game segment.

During the current quarter, restructuring charges, net, decreased 3.0 billion yen year-on-year to 13.7 billion yen (130 million U.S. dollars).

Equity in net income of affiliated companies, recorded within operating income, of 1.7 billion yen (16 million U.S. dollars) was recorded, compared with a loss of 0.4 billion yen in the same quarter of the previous fiscal year.  This improvement was mainly due the recording of equity in net income for EMI Music Publishing compared to equity in net loss in the same quarter of the previous fiscal year.

The net effect of other income and expenses was an expense of 0.6 billion yen (5 million U.S. dollars), an improvement of 16.4 billion yen year-on-year.  This improvement was primarily due to an increase in gain on sale of securities investments and a lower loss on the devaluation of securities investments.  The sale of securities investments in the current quarter includes a 7.4 billion yen (71 million U.S. dollars) gain on the sale of Sony’s shares in Sky Perfect JSAT Holdings Inc., which were sold in December 2013.

Income before income taxes increased 60.3 billion yen year-on-year to 89.8 billion yen (855 million U.S. dollars).

Income taxes: During the current quarter, Sony recorded 46.1 billion yen (439 million U.S. dollars) of income tax expense.  As of March 31, 2013, Sony had established a valuation allowance against certain deferred tax assets for Sony Corporation and its national tax filing group in Japan, the consolidated tax filing group in the U.S., and certain other subsidiaries.  During the current fiscal year, certain of these tax filing groups and subsidiaries incurred losses, and as a result Sony continued to not recognize the associated tax benefits.  As a result, Sony’s effective tax rate for the current quarter exceeded the Japanese statutory tax rate.

Net income attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 27.0 billion yen (257 million U.S. dollars) compared to a net loss of 10.8 billion yen in the same quarter of the previous fiscal year.

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Imaging Products & Solutions (IP&S)

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2012	2013	Change in yen	2013
Sales and operating revenue	¥186.9	¥198.1	+6.0%	$1,886
Operating income (loss)	(2.9)	12.1	-	115

The IP&S segment includes the Digital Imaging Products and Professional Solutions categories.  Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single-lens cameras; Professional Solutions includes broadcast- and professional-use products.  Due to certain changes in the organizational structure, sales and operating revenue and operating income (loss) of the IP&S segment of the comparable prior period have been restated to conform to the current presentation.

Sales increased 6.0% year-on-year (a 12% decrease on a constant currency basis) to 198.1 billion yen (1,886 million U.S. dollars).  This increase was primarily due to the favorable impact of foreign exchange rates during the current quarter, partially offset by a significant decrease in unit sales of compact digital cameras and video cameras reflecting a contraction of these markets.

Operating income of 12.1 billion yen (115 million U.S. dollars) was recorded, compared to an operating loss of 2.9 billion yen in the same quarter of the previous fiscal year.  This significant improvement year-on-year was mainly due to the favorable impact of foreign exchange rates during the current quarter, partially offset by the impact of a decrease in sales of compact digital cameras and video cameras.

Game

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2012	2013	Change in yen	2013
Sales and operating revenue	¥268.5	¥441.8	+64.6%	$4,207
Operating income	4.6	18.0	+292.1	172

Sales increased 64.6% year-on-year (a 33% increase on a constant currency basis) to 441.8 billion yen (4,207 million U.S. dollars).  This significant increase year-on-year was primarily due to the launch of the PS4 in North America, Europe and Latin America, as well as the favorable impact of foreign exchange rates, partially offset by a significant decrease in unit sales of PlayStation®3 hardware.

Operating income increased 13.4 billion yen year-on-year to 18.0 billion yen (172 million U.S. dollars).  This significant increase year-on-year was primarily due to the above-mentioned increase in sales and the favorable impact of foreign exchange rates, partially offset by increased costs related to the launch of the PS4.  Operating income in the current quarter includes a 6.2 billion yen (59 million U.S. dollars) write-off of certain PC software titles sold by Sony Online Entertainment LLC.

Mobile Products & Communications (MP&C)

	(Billions of yen, millions of U.S. dollars) Third quarter ended December 31
	2012	2013	Change in yen	2013
Sales and operating revenue	¥318.8	¥461.5	+44.8%	$4,396
Operating loss	(21.3)	(12.6)	-	(120)

The MP&C segment includes the Mobile Communications and Personal and Mobile Products categories.  Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers.

Sales increased 44.8% year-on-year (an 18% increase on a constant currency basis) to 461.5 billion yen (4,396 million U.S. dollars).  This significant increase was primarily due to the favorable impact of foreign exchange rates, a significant increase in unit sales of smartphones and an increase in the average selling price of smartphones, partially offset by a significant decrease in unit sales of PCs.

Operating loss decreased 8.8 billion yen year-on-year to 12.6 billion yen (120 million U.S. dollars).  This improvement was primarily due to the above-mentioned increase in sales of smartphones, partially offset by the recording of an 8.2 billion yen (78 million U.S. dollars) impairment charge for long-lived assets in the PC business in the current quarter.  For the PC business, the corresponding estimated future cash flows leading to the impairment charge reflect an updated strategic plan to concentrate the mobile business on smartphones and tablets and ultimately cease the PC business following the continued challenges in the PC market.  This impairment is included in restructuring charges.

Home Entertainment & Sound (HE&S)

	(Billions of yen, millions of U.S. dollars) Third quarter ended December 31
	2012	2013	Change in yen	2013
Sales and operating revenue	¥323.8	¥404.0	+24.8%	$3,848
Operating income (loss)	(8.0)	6.4	-	61
The HE&S segment includes the Televisions and Audio and Video categories.  Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray DiscTM players and recorders and memory-based portable audio devices.

Sales increased 24.8% year-on-year (a 3% increase on a constant currency basis) to 404.0 billion yen (3,848 million U.S. dollars) primarily due to the favorable impact of foreign exchange rates, an improvement in LCD television product mix reflecting the introduction of high value-added models and an increase in unit sales.

Operating income of 6.4 billion yen (61 million U.S. dollars) was recorded, compared to an operating loss of 8.0 billion yen in the same quarter of the previous fiscal year.  This improvement was primarily due to an increase in LCD televisions sales and cost reductions.

In Televisions, sales increased 39.5% year-on-year to 254.9 billion yen (2,428 million U.S. dollars).  Operating loss* decreased 9.7 billion yen year-on-year to 5.0 billion yen (48 million U.S. dollars).

* The operating loss in Televisions excludes restructuring charges, which are included in the overall segment results and are not allocated to product categories.

Devices

	(Billions of yen, millions of U.S. dollars) Third quarter ended December 31
	2012	2013	Change in yen	2013
Sales and operating revenue	¥217.3	¥216.0	-0.6%	$2,057
Operating income (loss)	9.7	(23.8)	-	(226)

The Devices segment includes the Semiconductors and Components categories.  Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.

Sales decreased 0.6% year-on-year (a 14% decrease on a constant currency basis) to 216.0 billion yen (2,057 million U.S. dollars).  Sales were essentially flat primarily due to a decrease in sales of system LSIs for the game business, offset by the favorable impact of foreign exchange rates.  Sales to external customers increased 1.7% year-on-year.

Operating loss of 23.8 billion yen (226 million U.S. dollars) was recorded, compared to operating income of 9.7 billion yen in the same quarter of the previous fiscal year.  This significant deterioration in operating results was primarily due to the recording of a 32.1 billion yen (306 million U.S. dollars) impairment charge related to long-lived assets in the battery business, partially offset by the favorable impact of foreign exchange rates in the current quarter.  For the battery business, in light of a lack of progress towards achieving adequate operating results, Sony conducted a strategic review of the business and the evolving market trends.  Following these developments, Sony reduced the corresponding estimated future cash flows and the estimated ability to recover the entire carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in an impairment charge.  Sony also appointed new management and determined to focus resources in perceived growth areas where it also has the most competitive technologies, such as lithium-ion polymer batteries for use in mobile devices, as well as to take certain other measures aimed at enhancing performance.

*    *    *    *    *

Total inventory of the five Electronics* segments above as of December 31, 2013 was 745.3 billion yen (7,098 million U.S. dollars), an increase of 62.5 billion yen, or 9.2% year-on-year.  This increase was primarily due to the impact of the depreciation of the yen.  Inventory decreased by 116.9 billion yen, or 13.6% compared with the level as of September 30, 2013.

* The term “Electronics” refers to the sum of the IP&S, Game, MP&C, HE&S and Devices segments.

*    *    *    *    *

Pictures

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2012	2013	Change in yen	2013
Sales and operating revenue	¥208.9	¥223.7	+7.1%	$2,131
Operating income	25.3	24.3	-4.2	231

Starting from the second quarter ended September 30, 2013, the disclosure for sales to external customers for the Pictures segment has been expanded into the following three categories: Motion Pictures, Television Productions, and Media Networks.  Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks.  For further details, see page F-8.

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 7.1% year-on-year (a 13% decrease on a constant currency (U.S. dollar) basis) to 223.7 billion yen (2,131 million U.S. dollars) due to the favorable impact of the depreciation of the yen against the U.S. dollar.  On a U.S. dollar basis, sales for Motion Pictures decreased significantly year-on-year due to lower theatrical and home entertainment revenues.  While the current quarter benefitted from the theatrical performances of Captain Phillips and Cloudy with a Chance of Meatballs 2, the same quarter of the previous fiscal year benefitted from the strong worldwide theatrical performance of Skyfall, which ultimately grossed over 1 billion U.S. dollars in worldwide box office, and the home entertainment releases of The Amazing Spider-Man and Men in Black 3.  On a U.S. dollar basis, sales for Television Productions significantly increased year-on-year primarily due to higher home entertainment and subscription video on demand (“SVOD”) revenues for the U.S. television series Breaking Bad.

Operating income decreased 1.1 billion yen year-on-year to 24.3 billion yen (231 million U.S. dollars), despite the favorable impact of the depreciation of the yen against the U.S. dollar.  This decline in operating results was primarily due to the lower Motion Pictures sales and higher costs incurred as a result of the increase in the number of new television programs produced for U.S. television networks, partially offset by the higher Television Productions sales.

Music

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2012	2013	Change in yen	2013
Sales and operating revenue	¥126.4	¥144.7	+14.4%	$1,378
Operating income	16.4	21.7	+32.5	207

Starting from the second quarter ended September 30, 2013, the disclosure for sales to external customers for the Music segment has been expanded into the following three categories: Recorded Music, Music Publishing and Visual Media and Platform.  Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.  For further details, see page F-8.

The results presented in Music include the yen-translated results of Sony Music Entertainment (“SME”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC (“Sony/ATV”), a 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales increased 14.4% year-on-year (a decrease of 1% on a constant currency basis) to 144.7 billion yen (1,378 million U.S. dollars) due to the favorable impact of the depreciation of the yen against the U.S. dollar.  On a constant currency basis, sales decreased slightly due to a year-on-year decrease in Recorded Music sales primarily resulting from the impact of a larger number of successful releases in Japan in the same quarter of the previous fiscal year, partially offset by continued digital revenue growth and strong performances of a number of recent releases in most regions excluding Japan.  Best-selling titles in the current quarter included One Direction’s Midnight Memories, Beyoncé’s BEYONCÉ, Miley Cyrus’ Bangerz, Celine Dion’s Loved Me Back To Life, and Kelly Clarkson’s Wrapped In Red.

Operating income increased 5.3 billion yen year-on-year to 21.7 billion yen (207 million U.S. dollars).  This significant increase was primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar and the recording of equity in net income for EMI Music Publishing, an equity affiliate of which Sony owns approximately 40%, compared to equity in net loss in the same quarter of the previous fiscal year.

Financial Services

	(Billions of yen, millions of U.S. dollars) Third quarter ended December 31
	2012	2013	Change in yen	2013
Financial services revenue	¥266.4	¥284.2	+6.7%	$2,706
Operating income	34.2	47.8	+39.7	455

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”).  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue increased 6.7% year-on-year to 284.2 billion yen (2,706 million U.S. dollars) primarily due to an increase in revenue at Sony Life and Sony Bank.  Revenue at Sony Life increased 3.7% year-on-year to 260.0 billion yen (2,476 million U.S. dollars).  This increase was mainly due to significantly improved investment performance in the separate account primarily reflecting a rise in the stock market during the current quarter.  The increase in revenue at Sony Bank was primarily due to a decrease in foreign exchange losses on foreign-currency denominated customer deposits.

Operating income increased 13.6 billion yen year-on-year to 47.8 billion yen (455 million U.S. dollars) mainly due to the above-mentioned decrease in foreign exchange losses on foreign-currency denominated customer deposits at Sony Bank and an increase in operating income at Sony Life.  Operating income at Sony Life increased 5.6 billion yen year-on-year to 49.7 billion yen (473 million U.S. dollars) primarily due to an improvement in investment performance in the general account resulting from higher interest and dividend income.

*    *    *    *    *

Consolidated Results for the Nine Months Ended December 31, 2013

For Consolidated Statements of Income and Business Segment Information for the nine months ended December 31, 2013 and 2012, please refer to pages F-3 and F-7 respectively.

Sales for the nine months ended December 31, 2013 (“the current nine months”) increased 16.4% year-on-year to 5,901.0 billion yen (56,200 million U.S. dollars).  This increase was primarily due to the favorable impact of foreign exchange rates, a significant increase in sales of smartphones and the launch of the PS4, partially offset by a decrease in sales in the IP&S segment.

During the current nine months, the average rates of the yen were 99.4 yen against the U.S. dollar and 132.2 yen against the euro, which were 19.5% lower and 22.7% lower, respectively, as compared with the same period in the previous fiscal year.  On a constant currency basis, consolidated sales decreased 2% year-on-year.  For further detail about sales on a constant currency basis, see Note on page 10.

In the IP&S segment, sales decreased primarily due to lower sales of compact digital cameras and video cameras reflecting a contraction of these markets, partially offset by the favorable impact of foreign exchange rates.  In the Game segment, sales increased significantly primarily due to the launch of the PS4 and the favorable impact of foreign exchange rates.  In the MP&C segment, sales increased significantly primarily due to the favorable impact of foreign exchange rates and a significant increase in unit sales of smartphones.  In the HE&S segment, sales increased significantly primarily due to the favorable impact of foreign exchange rates and an improvement in LCD television product mix reflecting the introduction of high value-added models.  In the Devices segment, sales decreased mainly due to lower sales of system LSIs for the game business and the absence of sales from the chemical products related business which were included in the same period of the previous fiscal year.  In the Pictures segment, sales increased primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar and higher home entertainment and SVOD revenues for the U.S. television series Breaking Bad, partially offset by lower theatrical and home entertainment revenues for Motion Pictures.  In the Music segment, sales increased significantly due to the favorable impact of the depreciation of the yen against the U.S. dollar as well as the strong performance of a number of recent releases in Recorded Music.  In the Financial Services segment, financial services revenue increased significantly primarily due to a significant improvement in investment performance in the separate account at Sony Life.

Operating income for the current nine months increased 58.5 billion yen year-on-year to 141.5 billion yen (1,347 million U.S. dollars).  This significant increase was primarily due to the favorable impact of foreign exchange rates, a significant decrease in operating loss in the MP&C segment, a significant increase in operating income in the Financial Services segment and a significant decrease in operating loss in the HE&S segment, partially offset by the recording of a 32.1 billion yen (306 million U.S. dollars) impairment charge related to long-lived assets in the battery business in the Devices segment.  Operating income during the current nine months includes a gain of 12.8 billion yen (122 million U.S. dollars) from the sale of certain shares of M3, Inc., a gain of 106 million U.S. dollars (10.3 billion yen) recognized on the sale of SPE’s music publishing catalog and a net benefit of 8.8 billion yen (84 million U.S. dollars) from insurance recoveries related to damages and losses incurred from the floods in Thailand in the fiscal year ended March 31, 2012 (the “Floods”).  In the same period of the previous fiscal year, a net benefit of 32.6 billion yen from the above-mentioned insurance recoveries was recorded.

In the IP&S segment, operating income increased mainly due to the favorable impact of foreign exchange rates.  In the Game segment, operating income decreased primarily due to increased costs related to the launch of the PS4, partially offset by the above-mentioned increase in sales.  In the MP&C segment, operating loss decreased significantly primarily due to a significant increase in sales of smartphones.  In the HE&S segment, operating loss decreased significantly primarily due to an improvement in LCD television product mix and cost reductions.  In the Devices segment, operating results significantly deteriorated and an operating loss was recorded primarily due to the impairment charge for the battery business and the above-mentioned decrease in the net benefit from insurance recoveries related to damages and losses incurred from the Floods.  In the Pictures segment, operating income decreased significantly primarily due to the impact of lower theatrical and home entertainment revenues for Motion Pictures, higher production costs for U.S. television network programming and higher programming and operating costs for Media Networks, partially offset by a gain recognized on the sale of SPE’s music publishing catalog and higher revenues for Breaking Bad.  In the Music segment, operating income increased significantly primarily due to the recording of equity in net income, compared to equity in net loss in the same period of the previous fiscal year, and the favorable impact of the depreciation of the yen against the U.S. dollar.  In the Financial Services segment, operating income significantly increased primarily due to an improvement in investment performance in the general account at Sony Life.

During the current nine months, restructuring charges, net, decreased 13.3 billion yen year-on-year to 26.1 billion yen (249 million U.S. dollars).

Equity in net loss of affiliated companies, recorded within operating income, decreased 3.0 billion yen year-on-year to 0.8 billion yen (7 million U.S. dollars).

The net effect of other income and expenses was income of 0.5 billion yen (5 million U.S. dollars), compared to an expense of 24.5 billion yen in the same period of the previous fiscal year.  This improvement was primarily due to an increase in other non-operating income, an increase in gain on sale of securities investments, resulting from the above-mentioned sale of Sony’s shares of Sky Perfect JSAT Holdings Inc. and a lower loss on the devaluation of securities investments.

Income before income taxes increased 83.5 billion yen year-on-year to 142.0 billion yen (1,352 million U.S. dollars).

Income taxes: During the current nine months, Sony recorded 84.4 billion yen (803 million U.S. dollars) of income tax expense.  As of March 31, 2013, Sony had established a valuation allowance against certain deferred tax assets for Sony Corporation and its national tax filing group in Japan, the consolidated tax filing group in the U.S., and certain other subsidiaries.  During the current fiscal year, certain of these tax filing groups and subsidiaries incurred losses and as a result Sony continued to not recognize the associated tax benefits.  As a result, Sony’s effective tax rate for the current nine months exceeded the Japanese statutory tax rate.

Net income attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 11.2 billion yen (106 million U.S. dollars) compared to a net loss of 50.9 billion yen in the same period of the previous fiscal year.

*    *    *    *    *

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-16.

Operating Activities: Net cash provided by operating activities was 248.2 billion yen (2,364 million U.S. dollars), an increase of 27.8 billion yen, or 12.6%, year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 10.8 billion yen (103 million U.S. dollars), a decrease of outflow of 51.9 billion yen, or 82.7% year-on-year.  This decrease of outflow was due to a decrease in net losses after taking into account non-cash adjustments (including depreciation and amortization, deferred income taxes, equity in net income (loss) of affiliated companies and other operating (income) expenses), and the positive impact of an increase in notes and accounts payable, trade resulting from the production of PS4 hardware and an expansion in production of smartphones, compared to a decrease in the same period of the previous fiscal year.  This decrease of outflow was partially offset by the negative impact of a larger increase in notes and accounts receivable, trade reflecting an increase in unit sales of PS4 hardware, and an increase in other receivables, included in other current assets, from component assembly companies resulting from the expansion in production of PS4 hardware compared to a decrease in the same period of the previous fiscal year.

The Financial Services segment had a net cash inflow of 265.7 billion yen (2,531 million U.S. dollars), a decrease of 23.4 billion yen, or 8.1% year-on-year.  This decrease was primarily due to an increase in insurance payments and a decrease in insurance premium revenue at Sony Life.

Investing Activities: Net cash used in investing activities during the current nine months was 436.8 billion yen (4,160 million U.S. dollars), a decrease of 284.2 billion yen, or 39.4% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 46.1 billion yen (439 million U.S. dollars), a decrease of 159.4 billion yen, or 77.6% year-on-year.  This decrease in outflow was primarily due to a year-on-year increase in cash proceeds from the sale of fixed assets and a smaller year-on-year increase in payments for investments and advances during the current nine months.  Included in the sale of fixed assets during the current nine months were the proceeds from the sale and leaseback of machinery and equipment.  Included in the same period of the previous fiscal year was the sale of the chemical products related business and an investment in Olympus Corporation, which was included in payments for investments and advances.

The Financial Services segment used 390.7 billion yen (3,721 million U.S. dollars) of net cash, a decrease of 125.6 billion yen, or 24.3% year-on-year.  This decrease was mainly due to a year-on-year increase in proceeds from the sales of investment securities at Sony Bank.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined*1 for the current nine months was 57.0 billion yen (542 million U.S. dollars), a decrease of 211.3 billion yen, or 78.8% year-on-year.

Financing Activities: Net cash provided by financing activities during the current nine months was 146.4 billion yen (1,394 million U.S. dollars), a decrease of 140.2 billion yen, or 48.9% year-on-year.

For all segments excluding the Financial Services segment, there was a 24.7 billion yen (235 million U.S. dollars) net cash outflow during the current nine months, compared to a 92.4 billion yen net cash inflow during the same period of the previous fiscal year.  Although the amount of borrowings repaid during the current nine months decreased year-on-year, there was a net cash outflow primarily due to a year-on-year decrease in financing.  In the current nine months, funds were raised through the issuance of straight bonds for Japanese retail investors while syndicated loans were repaid, a bank borrowing was repaid and straight bonds were redeemed.  In the same period of the previous fiscal year, funds were raised through the issuance of convertible bonds, short-term borrowing from banks and the issuance of commercial paper, while straight bonds were redeemed, a syndicated loan was repaid and a tender offer for shares of So-net Entertainment Corporation (currently So-net Corporation) was executed.

In the Financial Services segment, financing activities provided 164.4 billion yen (1,565 million U.S. dollars) of net cash, a decrease of 24.6 billion yen, or 13.0% year-on-year.  This decrease was primarily due to a smaller increase in customer deposits at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents as of December 31, 2013 was 849.2 billion yen (8,088 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 608.3 billion yen (5,793 million U.S. dollars) as of December 31, 2013, an increase of 47.2 billion yen, or 8.4% compared with the balance as of December 31, 2012, and a decrease of 16.5 billion yen, or 2.6% compared with the balance as of March 31, 2013.  Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 844.3 billion yen (8,041 million U.S. dollars) of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance as of December 31, 2013.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 240.9 billion yen (2,295 million U.S. dollars) as of December 31, 2013, an increase of 104.0 billion yen, or 75.9% compared with the balance as of December 31, 2012, and an increase of 39.4 billion yen, or 19.5% compared with the balance as of March 31, 2013.

*1
Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-16.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2012	2013	2013

Net cash provided by operating activities reported in the consolidated statements of cash flows	¥220.4	¥248.2	$2,364
Net cash used in investing activities reported in the consolidated statements of cash flows	(721.0)	(436.8)	(4,160)
	(500.6)	(188.6)	(1,796)

Less: Net cash provided by operating activities within the Financial Services segment	289.1	265.7	2,531
Less: Net cash used in investing activities within the Financial Services segment	(516.3)	(390.7)	(3,721)
Eliminations *2	5.1	6.6	64

Cash flow used in operating and investing activities combined excluding the Financial Services segment’s activities	¥(268.3)	¥(57.0)	$(542)

*2	Eliminations primarily consist of intersegment dividend payments.

*    *    *    *    *

Note

The descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current quarter.  In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis.  Sales on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

*    *    *    *    *

Outlook for the Fiscal Year ending March 31, 2014

The forecast for consolidated results for the fiscal year ending March 31, 2014, as announced on October 31, 2013, has been revised as follows:

	(Billions of yen)
	February Forecast	Change from October Forecast	October Forecast	Change from March 31, 2013 Actual Results	March 31, 2013 Actual Results
Sales and operating revenue	¥7,700	-%	¥7,700	+13.2%	¥6,800.9
Operating income	80	-52.9	170	-65.2	230.1
Income before income taxes	80	-55.6	180	-67.4	245.7
Net income (loss) attributable to Sony Corporation’s stockholders	(110)	-	30	-	43.0

Assumed foreign currency exchange rates for the fourth quarter (from January 1, 2014 to March 31, 2014): approximately 104 yen to the U.S. dollar and approximately 140 yen to the euro.
(Assumed foreign currency exchange rates for the second half of the fiscal year at the time of the October forecast: approximately 100 yen to the U.S. dollar and approximately 130 yen to the euro.)

Consolidated sales for the current fiscal year are expected to be unchanged from the October forecast primarily due to the fact that sales of the Music segment and Financial Services revenue are expected to exceed the October forecast, while sales of the MP&C and HE&S segments are expected to be below the October forecast.

Consolidated operating income is expected to be 80 billion yen, 90 billion yen below the October forecast.  Although the operating income of the IP&S, Game, Music and Financial Services segments are expected to exceed the October forecast, the operating results of the MP&C, HE&S and Devices segments are expected to be below the October forecast and asset sales which were planned have been reconsidered.  Moreover, the 32.1 billion yen (306 million U.S. dollars) impairment charge related to long-lived assets in the battery business in the Devices segment, the 8.2 billion yen (78 million U.S. dollars) impairment charge for long-lived assets in the PC business in the MP&C segment and the 6.2 billion yen (59 million U.S. dollars) write-off of certain PC software titles in the Game segment, which were all recorded in the current quarter, were not included in the October forecast.

Restructuring charges are expected to be approximately 70 billion yen for the Sony group (compared to 77.5 billion yen recorded in the fiscal year ended March 31, 2013), an increase of 20 billion yen from the October forecast, primarily in the MP&C segment.  This amount will be recorded as an operating expense and is included in the above-mentioned forecast for operating income.  The increase of 20 billion yen in the current fiscal year is due to the implementation of certain measures to mainly address Sony’s reforming of its PC and Television businesses, as announced today, February 6, 2014.  Also, Sony expects to allocate a further 70 billion yen (approximate) in restructuring charges in the fiscal year ending March 31, 2015 in order to implement these measures, which are expected to result in annual fixed cost reductions of more than 100 billion yen (approximate) starting in the fiscal year ending March 31, 2016.  For details, please refer to "Sony Announces Plans to Address Reform of PC and TV Businesses" (http://www.sony.net/SonyInfo/News/Press/201402/14-019E/).

The forecast for each business segment is as follows:

Imaging Products & Solutions

Overall segment sales are expected to be unchanged from the October forecast.  Operating income is expected to be slightly above the October forecast, primarily due to an expected positive impact from cost reductions.  Year-on-year, sales are expected to be essentially flat and operating income is expected to increase significantly.

Game

Sales are expected to be unchanged from the October forecast.  Operating results are expected to be slightly above the October forecast primarily due to an expected positive impact from cost reductions, despite the recording of a write-off of certain PC software titles in the current quarter.  Year-on-year, sales are expected to increase significantly and operating results are expected to decline significantly.

Mobile Products & Communications

Overall segment sales are expected to be below the October forecast primarily due to a downward revision in the annual unit sales forecast of smartphones.  Operating results are expected to be significantly below the October forecast primarily due to the negative impact of the above-mentioned decrease in sales and the recording of the impairment charge for long-lived assets in the PC business.  Year-on-year, sales are expected to increase significantly and operating results are expected to improve significantly, due to a year-on-year increase in unit sales of smartphones.

Home Entertainment & Sound

Overall segment sales are expected to be slightly below the October forecast because the sales of Audio and Video are expected to be below the October forecast.  Operating results are expected to be slightly below the October forecast primarily due to the negative impact of the above-mentioned decrease in sales.  Year-on-year, sales are expected to increase significantly and operating results are expected to improve significantly.

Devices

Overall segment sales are expected to be unchanged from the October forecast.  Operating results are expected to be significantly below the October forecast primarily due to the recording of the impairment charge related to long-lived assets in the battery business in the current quarter.  Year-on-year, sales are expected to decrease and operating results are expected to decrease significantly.

Music

Overall segment sales are expected to be above the October forecast primarily due to the strong performance of Recorded Music.  Operating income is expected to be above the October forecast primarily due to the positive impact of the above-mentioned increase in sales.  Year-on-year, sales are expected to increase significantly and operating income is expected to increase significantly.

Financial Services

Financial services revenue and operating income are expected to exceed the October forecast because results in the current quarter exceeded expectations.  Year-on-year, financial services revenue is expected to increase and operating income is expected to increase significantly.

The effects of gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

There is no change from the October forecast for the sales and operating income of the Pictures segment.

Income before income taxes is expected to be 100 billion yen below the October forecast primarily due to the decreased forecast for operating income discussed above as well as an expected increase in foreign exchange losses compared with the October forecast.

Net income (loss) attributable to Sony Corporation’s stockholders is expected to decline 140 billion yen compared with the October forecast.  This decline is primarily due to the forecast for income before income taxes being below the October forecast and an expectation that net income attributable to non-controlling interests will exceed the October forecast.

The forecast for capital expenditures, depreciation and amortization, as well as research and development expenses for the current fiscal year remains unchanged from the October forecast.
	(Billions of yen)
	Current Forecast	Change from March 31, 2013 Results	March 31, 2013 Results
Capital expenditures (addition to property, plant and equipment)	¥190	+0.7%	¥188.6
Depreciation and amortization*	340	+2.9	330.6
[for property, plant and equipment (included above)	200	+0.4	199.2	]
Research and development expenses	460	-2.9	473.6

* The forecast for depreciation and amortization includes amortization expenses for intangible assets and for deferred insurance acquisition costs.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)
the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and

(xv)	risks related to catastrophic disasters or similar events. Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:

Tokyo	New York	London
Yoshinori Hashitani	Justin Hill	Haruna Nagai
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)1932-816-000

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/financial/fr/13q3_sonypre.pdf

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	December 31	Change from		December 31
ASSETS	2013	2013	March 31, 2013		2013
Current assets:
Cash and cash equivalents	¥826,361	¥849,248	¥	+22,887	$8,088
Marketable securities	697,597	833,207		+135,610	7,935
Notes and accounts receivable, trade	844,117	1,310,272		+466,155	12,479
Allowance for doubtful accounts and sales returns	(67,625)	(93,744)		-26,119	(893)
Inventories	710,054	850,030		+139,976	8,096
Other receivables	148,142	227,908		+79,766	2,171
Deferred income taxes	44,615	48,145		+3,530	459
Prepaid expenses and other current assets	443,272	538,680		+95,408	5,129
Total current assets	3,646,533	4,563,746		+917,213	43,464

Film costs	270,089	329,500		+59,411	3,138

Investments and advances:
Affiliated companies	198,621	183,052		-15,569	1,743
Securities investments and other	7,118,504	7,547,286		+428,782	71,879
	7,317,125	7,730,338		+413,213	73,622

Property, plant and equipment:
Land	131,484	129,810		-1,674	1,236
Buildings	778,514	719,762		-58,752	6,855
Machinery and equipment	1,934,520	1,832,247		-102,273	17,450
Construction in progress	47,839	43,322		-4,517	413
	2,892,357	2,725,141		-167,216	25,954
Less-Accumulated depreciation	2,030,807	1,926,301		-104,506	18,346
	861,550	798,840		-62,710	7,608

Other assets:
Intangibles, net	527,507	528,501		+994	5,033
Goodwill	643,243	706,410		+63,167	6,728
Deferred insurance acquisition costs	460,758	484,619		+23,861	4,615
Deferred income taxes	107,688	111,204		+3,516	1,059
Other	371,799	400,196		+28,397	3,813
	2,110,995	2,230,930		+119,935	21,248

Total assets	¥14,206,292	¥15,653,354	¥	+1,447,062	$149,080

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥87,894	¥107,559	¥	+19,665	$1,024
Current portion of long-term debt	156,288	272,004		+115,716	2,591
Notes and accounts payable, trade	572,102	876,922		+304,820	8,352
Accounts payable, other and accrued expenses	1,097,253	1,200,615		+103,362	11,434
Accrued income and other taxes	75,080	155,453		+80,373	1,481
Deposits from customers in the banking business	1,857,448	1,857,476		+28	17,690
Other	469,024	586,866		+117,842	5,589
Total current liabilities	4,315,089	5,056,895		+741,806	48,161

Long-term debt	938,428	935,917		-2,511	8,913
Accrued pension and severance costs	311,469	319,185		+7,716	3,040
Deferred income taxes	373,999	379,418		+5,419	3,614
Future insurance policy benefits and other	3,540,031	3,750,747		+210,716	35,721
Policyholders’ account in the life insurance business	1,693,116	1,972,494		+279,378	18,786
Other	349,985	293,772		-56,213	2,798
Total liabilities	11,522,117	12,708,428		+1,186,311	121,033

Redeemable noncontrolling interest	2,997	3,080		+83	29

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	630,923	643,733		+12,810	6,131
Additional paid-in capital	1,110,531	1,124,646		+14,115	10,711
Retained earnings	1,102,297	1,100,393		-1,904	10,480
Accumulated other comprehensive income	(641,513)	(439,553)		+201,960	(4,186)
Treasury stock, at cost	(4,472)	(4,269)		+203	(41)
	2,197,766	2,424,950		+227,184	23,095

Noncontrolling interests	483,412	516,896		+33,484	4,923
Total equity	2,681,178	2,941,846		+260,668	28,018
Total liabilities and equity	¥14,206,292	¥15,653,354	¥	+1,447,062	$149,080

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended December 31
	2012	2013	Change from 2012	2013
Sales and operating revenue:
Net sales	¥1,660,703	¥2,098,930		$19,990
Financial services revenue	265,578	282,963		2,695
Other operating revenue	21,699	30,926		294
	1,947,980	2,412,819	+23.9%	22,979

Costs and expenses:
Cost of sales	1,282,776	1,585,927		15,104
Selling, general and administrative	388,687	458,814		4,370
Financial services expenses	230,746	234,459		2,233
Other operating (income) expense, net	(1,018)	44,956		428
	1,901,191	2,324,156	+22.2	22,135

Equity in net income (loss) of affiliated companies	(360)	1,669	-	16

Operating income	46,429	90,332	+94.6	860

Other income:
Interest and dividends	2,689	1,637		16
Gain on sale of securities investments, net	52	7,428		71
Other	879	1,858		17
	3,620	10,923	+201.7	104

Other expenses:
Interest	7,356	4,232		40
Loss on devaluation of securities investments	7,288	20		0
Foreign exchange loss, net	4,120	4,747		45
Other	1,855	2,487		24
	20,619	11,486	-44.3	109

Income before income taxes	29,430	89,769	+205.0	855

Income taxes	25,907	46,050		439

Net income	3,523	43,719	-	416

Less - Net income attributable to noncontrolling interests	14,286	16,740		159

Net income (loss) attributable to Sony Corporation’s	¥(10,763)	¥26,979	-%	$257
stockholders

Per share data:
Net income (loss) attributable to Sony Corporation’s
stockholders
— Basic	¥(10.72)	¥26.00	-%	$0.25
— Diluted	(10.72)	23.09	-	0.22

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
	2012	2013	Change from 2012	2013

Net income	¥3,523	¥43,719	-%	$416

Other comprehensive income, net of tax –
Unrealized gains on securities	20,524	9,987		95
Unrealized gains (losses) on derivative instruments	169	(201)		(2)
Pension liability adjustment	(3,421)	(3,527)		(34)
Foreign currency translation adjustments	131,934	131,298		1,251

Total comprehensive income	152,729	181,276	+18.7	1,726

Less - Comprehensive income attributable	15,628	19,906		189
to noncontrolling interests

Comprehensive income attributable	¥137,101	¥161,370	+17.7%	$1,537
to Sony Corporation’s stockholders

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Nine months ended December 31
	2012	2013	Change from 2012	2013
Sales and operating revenue:
Net sales	¥4,297,417	¥5,048,906		$48,085
Financial services revenue	689,940	778,172		7,411
Other operating revenue	80,465	73,939		704
	5,067,822	5,901,017	+16.4%	56,200

Costs and expenses:
Cost of sales	3,334,185	3,839,922		36,571
Selling, general and administrative	1,066,896	1,256,185		11,964
Financial services expenses	594,876	643,201		6,126
Other operating (income) expense, net	(14,855)	19,475		185
	4,981,102	5,758,783	+15.6	54,846

Equity in net loss of affiliated companies	(3,765)	(781)	-	(7)

Operating income	82,955	141,453	+70.5	1,347

Other income:
Interest and dividends	11,597	11,081		106
Gain on sale of securities investments, net	184	8,044		77
Other	2,897	11,229		106
	14,678	30,354	+106.8	289

Other expenses:
Interest	20,831	18,280		174
Loss on devaluation of securities investments	7,477	114		1
Foreign exchange loss, net	5,812	4,300		41
Other	5,020	7,127		68
	39,140	29,821	-23.8	284

Income before income taxes	58,493	141,986	+142.7	1,352

Income taxes	67,917	84,391		803

Net income (loss)	(9,424)	57,595	-	549

Less - Net income attributable to noncontrolling interests	41,450	46,423		443

Net income (loss) attributable to Sony Corporation’s	¥(50,874)	¥11,172	-%	$106
stockholders

Per share data:
Net income (loss) attributable to Sony Corporation’s
stockholders
— Basic	¥(50.69)	¥10.92	-%	$0.10
— Diluted	(50.69)	9.56	-	0.09

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2012	2013	Change from 2012	2013

Net income (loss)	¥(9,424)	¥57,595	-%	$549

Other comprehensive income, net of tax –
Unrealized gains on securities	39,176	12,863		122
Unrealized gains on derivative instruments	306	394		4
Pension liability adjustment	(1,375)	(6,711)		(64)
Foreign currency translation adjustments	46,605	195,093		1,858

Total comprehensive income	75,288	259,234	+244.3	2,469

Less - Comprehensive income attributable	46,318	46,102		439
to noncontrolling interests

Comprehensive income attributable	¥28,970	¥213,132	+635.7%	$2,030
to Sony Corporation’s stockholders

Supplemental equity and comprehensive income information
	(Millions of yen, millions of U.S. dollars)
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	¥2,028,891	¥461,216	¥2,490,107
Exercise of stock acquisition rights		109	109
Stock based compensation	629		629

Comprehensive income:
Net income (loss)	(50,874)	41,450	(9,424)
Other comprehensive income, net of tax –
Unrealized gains on securities	30,683	8,493	39,176
Unrealized gains on derivative instruments	306		306
Pension liability adjustment	85	(1,460)	(1,375)
Foreign currency translation adjustments	48,770	(2,165)	46,605
Total comprehensive income	28,970	46,318	75,288

Dividends declared	(12,545)	(7,796)	(20,341)
Transactions with noncontrolling interests shareholders and other	(33,777)	(30,606)	(64,383)
Balance at December 31, 2012	¥2,012,168	¥469,241	¥2,481,409

Balance at March 31, 2013	¥2,197,766	¥483,412	¥2,681,178
Exercise of stock acquisition rights	100		100
Conversion of zero coupon convertible bonds	25,520		25,520
Stock based compensation	689		689

Comprehensive income:
Net income	11,172	46,423	57,595
Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	14,236	(1,373)	12,863
Unrealized gains on derivative instruments	394		394
Pension liability adjustment	(6,723)	12	(6,711)
Foreign currency translation adjustments	194,053	1,040	195,093
Total comprehensive income	213,132	46,102	259,234

Dividends declared	(12,971)	(11,837)	(24,808)
Transactions with noncontrolling interests shareholders and other	714	(781)	(67)
Balance at December 31, 2013	¥2,424,950	¥516,896	¥2,941,846

Sony Corporation conducted a tender offer in September 2012 to purchase an additional 96,511 common shares of its subsidiary So-net Entertainment Corporation, which was recorded as an equity transaction with noncontrolling interests, and resulted in a decrease in additional paid-in capital of 33,638 million yen. So-net Entertainment Corporation subsequently changed its name to So-net Corporation, effective July 1, 2013.

	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2013	$20,931	$4,604	$25,535
Exercise of stock acquisition rights	1		1
Conversion of zero coupon convertible bonds	243		243
Stock based compensation	7		7

Comprehensive income:
Net income	106	443	549
Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	136	(14)	122
Unrealized gains on derivative instruments	4		4
Pension liability adjustment	(64)	0	(64)
Foreign currency translation adjustments	1,848	10	1,858
Total comprehensive income	2,030	439	2,469

Dividends declared	(123)	(113)	(236)
Transactions with noncontrolling interests shareholders and other	6	(7)	(1)
Balance at December 31, 2013	$23,095	$4,923	$28,018

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2012	2013	2013
Cash flows from operating activities:
Net income (loss)	¥(9,424)	¥57,595	$549
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization, including amortization of deferred	242,221	240,364	2,289
insurance acquisition costs
Amortization of film costs	147,004	191,773	1,826
Stock-based compensation expense	995	842	8
Accrual for pension and severance costs, less payments	831	(5,914)	(56)
Other operating (income) expense, net	(14,855)	19,475	185
(Gain) loss on sale or devaluation of securities investments, net	7,293	(7,930)	(76)
Gain on revaluation of marketable securities held in the financial	(19,265)	(82,837)	(789)
services business for trading purposes, net
(Gain) loss on revaluation or impairment of securities investments held	547	(5,606)	(53)
in the financial services business, net
Deferred income taxes	6,737	(16,436)	(157)
Equity in net loss of affiliated companies, net of dividends	4,834	2,647	25
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(130,727)	(338,694)	(3,226)
Increase in inventories	(36,057)	(77,988)	(743)
Increase in film costs	(124,645)	(218,943)	(2,085)
Increase (decrease) in notes and accounts payable, trade	(123,181)	263,032	2,505
Increase in accrued income and other taxes	19,587	55,888	532
Increase in future insurance policy benefits and other	283,133	323,906	3,085
Increase in deferred insurance acquisition costs	(54,384)	(58,240)	(555)
Increase in marketable securities held in the financial services	(20,708)	(24,049)	(229)
business for trading purposes
(Increase) decrease in other current assets	34,417	(123,873)	(1,180)
Increase (decrease) in other current liabilities	(40,125)	86,985	828
Other	46,125	(33,816)	(319)
Net cash provided by operating activities	220,353	248,181	2,364

Cash flows from investing activities:
Payments for purchases of fixed assets	(236,302)	(214,335)	(2,041)
Proceeds from sales of fixed assets	26,157	93,370	889
Payments for investments and advances by financial services business	(779,259)	(729,272)	(6,945)
Payments for investments and advances	(58,323)	(11,047)	(105)
(other than financial services business)
Proceeds from sales or return of investments and collections of advances	269,826	345,697	3,292
by financial services business
Proceeds from sales or return of investments and collections of advances	27,847	63,514	605
(other than financial services business)
Proceeds from sales of businesses	52,756	1,668	16
Other	(23,722)	13,597	129
Net cash used in investing activities	(721,020)	(436,808)	(4,160)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	149,767	179,225	1,707
Payments of long-term debt	(235,444)	(148,877)	(1,418)
Increase in short-term borrowings, net	109,973	19,917	190
Increase in deposits from customers in the financial services business, net	197,809	161,656	1,540
Proceeds from issuance of convertible bonds	150,000	-	-
Dividends paid	(25,072)	(25,604)	(244)
Payment for purchase of So-net shares from noncontrolling interests	(54,944)	-	-
Other	(5,515)	(39,952)	(381)
Net cash provided by financing activities	286,574	146,365	1,394

Effect of exchange rate changes on cash and cash equivalents	17,546	65,149	620

Net increase (decrease) in cash and cash equivalents	(196,547)	22,887	218
Cash and cash equivalents at beginning of the fiscal year	894,576	826,361	7,870

Cash and cash equivalents at end of the period	¥698,029	¥849,248	$8,088

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue	2012	2013	Change	2013

Imaging Products & Solutions
Customers	¥185,982	¥197,196	+6.0%	$1,878
Intersegment	903	867		8
Total	186,885	198,063	+6.0	1,886

Game
Customers	218,988	368,474	+68.3	3,509
Intersegment	49,476	73,297		698
Total	268,464	441,771	+64.6	4,207

Mobile Products & Communications
Customers	306,547	461,457	+50.5	4,395
Intersegment	12,285	75		1
Total	318,832	461,532	+44.8	4,396

Home Entertainment & Sound
Customers	323,623	403,741	+24.8	3,845
Intersegment	148	287		3
Total	323,771	404,028	+24.8	3,848

Devices
Customers	156,125	158,829	+1.7	1,513
Intersegment	61,178	57,180		544
Total	217,303	216,009	-0.6	2,057

Pictures
Customers	208,794	223,450	+7.0	2,128
Intersegment	139	272		3
Total	208,933	223,722	+7.1	2,131

Music
Customers	123,440	141,901	+15.0	1,351
Intersegment	2,989	2,764		27
Total	126,429	144,665	+14.4	1,378

Financial Services
Customers	265,578	282,963	+6.5	2,695
Intersegment	777	1,217		11
Total	266,355	284,180	+6.7	2,706

All Other
Customers	147,881	164,704	+11.4	1,569
Intersegment	18,320	21,442		204
Total	166,201	186,146	+12.0	1,773

Corporate and elimination	(135,193)	(147,297)	-	(1,403)
Consolidated total	¥1,947,980	¥2,412,819	+23.9%	$22,979

Game intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the Game segment and the Imaging Products & Solutions (“IP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Operating income (loss)	2012	2013	Change	2013

Imaging Products & Solutions	¥(2,949)	¥12,071	-%	$115
Game	4,597	18,024	+292.1	172
Mobile Products & Communications	(21,332)	(12,555)	-	(120)
Home Entertainment & Sound	(7,972)	6,408	-	61
Devices	9,678	(23,751)	-	(226)
Pictures	25,313	24,258	-4.2	231
Music	16,396	21,717	+32.5	207
Financial Services	34,238	47,815	+39.7	455
All Other	4,571	(1,326)	-	(13)
Total	62,540	92,661	+48.2	882

Corporate and elimination	(16,111)	(2,329)	-	(22)
Consolidated total	¥46,429	¥90,332	+94.6%	$860

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the Home Entertainment & Sound (“HE&S”) segment, the operating loss of Televisions, which primarily consists of LCD televisions, for the three months ended December 31, 2012 and 2013 was 14,727 million yen and 4,992 million yen, respectively. The operating loss of Televisions excludes restructuring charges which are included in the overall segment results and not allocated to product categories.

Due to certain changes in the organizational structure, sales and operating revenue of the IP&S segment and All Other and operating income (loss) of the IP&S segment, All Other and Corporate and elimination for the comparable period have been restated to conform to the current presentation.

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sales and operating revenue	2012	2013	Change	2013

Imaging Products & Solutions
Customers	¥572,470	¥551,645	-3.6%	$5,254
Intersegment	2,574	2,812		27
Total	575,044	554,457	-3.6	5,281

Game
Customers	408,328	550,346	+34.8	5,241
Intersegment	126,270	165,016		1,572
Total	534,598	715,362	+33.8	6,813

Mobile Products & Communications
Customers	882,421	1,268,572	+43.8	12,082
Intersegment	22,405	493		4
Total	904,826	1,269,065	+40.3	12,086

Home Entertainment & Sound
Customers	811,294	941,238	+16.0	8,964
Intersegment	270	1,746		17
Total	811,564	942,984	+16.2	8,981

Devices
Customers	456,365	452,456	-0.9	4,309
Intersegment	228,118	167,893		1,599
Total	684,483	620,349	-9.4	5,908

Pictures
Customers	524,938	559,972	+6.7	5,333
Intersegment	374	505		5
Total	525,312	560,477	+6.7	5,338

Music
Customers	316,912	363,807	+14.8	3,465
Intersegment	7,591	7,788		74
Total	324,503	371,595	+14.5	3,539

Financial Services
Customers	689,940	778,172	+12.8	7,411
Intersegment	2,331	3,671		35
Total	692,271	781,843	+12.9	7,446

All Other
Customers	369,408	393,670	+6.6	3,749
Intersegment	44,061	47,119		449
Total	413,469	440,789	+6.6	4,198

Corporate and elimination	(398,248)	(355,904)	-	(3,390)
Consolidated total	¥5,067,822	¥5,901,017	+16.4%	$56,200

Game intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the Game segment and the IP&S segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Operating income (loss)	2012	2013	Change	2013

Imaging Products & Solutions	¥11,915	¥18,860	+58.3%	$180
Game	3,327	2,447	-26.5	23
Mobile Products & Communications	(72,569)	(7,568)	-	(72)
Home Entertainment & Sound	(33,770)	(2,319)	-	(22)
Devices	55,399	(985)	-	(9)
Pictures	28,318	10,244	-63.8	98
Music	31,521	42,184	+33.8	402
Financial Services	93,030	133,007	+43.0	1,267
All Other	(6,426)	(9,338)	-	(91)
Total	110,745	186,532	+68.4	1,776

Corporate and elimination	(27,790)	(45,079)	-	(429)
Consolidated total	¥82,955	¥141,453	+70.5%	$1,347

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the HE&S segment, the operating loss of Televisions, which primarily consists of LCD televisions, for the nine months ended December 31, 2012 and 2013 was 31,540 million yen and 9,046 million yen, respectively. The operating loss of Televisions excludes restructuring charges which are included in the overall segment results and not allocated to product categories.

Due to certain changes in the organizational structure, sales and operating revenue of the IP&S segment and All Other and operating income (loss) of the IP&S segment, All Other and Corporate and elimination for the comparable period have been restated to conform to the current presentation.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue (to external customers)	2012	2013	Change	2013

Imaging Products & Solutions
Digital Imaging Products	¥122,135	¥118,251	-3.2%	$1,126
Professional Solutions	60,793	74,031	+21.8	705
Other	3,054	4,914	+60.9	47
Total	185,982	197,196	+6.0	1,878

Game	218,988	368,474	+68.3	3,509

Mobile Products & Communications
Mobile Communications	162,548	333,277	+105.0	3,174
Personal and Mobile Products	142,734	125,912	-11.8	1,199
Other	1,265	2,268	+79.3	22
Total	306,547	461,457	+50.5	4,395

Home Entertainment & Sound
Televisions	182,675	254,893	+39.5	2,428
Audio and Video	139,589	143,865	+3.1	1,370
Other	1,359	4,983	+266.7	47
Total	323,623	403,741	+24.8	3,845

Devices
Semiconductors	89,411	94,872	+6.1	904
Components	65,655	63,088	-3.9	601
Other	1,059	869	-17.9	8
Total	156,125	158,829	+1.7	1,513

Pictures
Motion Pictures	137,509	119,946	-12.8	1,142
Television Productions	39,764	64,263	+61.6	612
Media Networks	31,521	39,241	+24.5	374
Total	208,794	223,450	+7.0	2,128

Music
Recorded Music	93,754	107,379	+14.5	1,022
Music Publishing	11,170	14,255	+27.6	136
Visual Media and Platform	18,516	20,267	+9.5	193
Total	123,440	141,901	+15.0	1,351

Financial Services	265,578	282,963	+6.5	2,695
All Other	147,881	164,704	+11.4	1,569
Corporate	11,022	10,104	-8.3	96
Consolidated total	¥1,947,980	¥2,412,819	+23.9%	$22,979

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-6. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

In the IP&S segment, Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single lens cameras; Professional Solutions includes broadcast- and professional-use products. In the Mobile Products & Communications (“MP&C”) segment, Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray disc players and recorders, and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems. In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

Due to certain changes in the organizational structure, sales and operating revenue to external customers of the IP&S segment and All Other for the comparable period have been restated to conform to the current presentation.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sales and operating revenue (to external customers)	2012	2013	Change	2013

Imaging Products & Solutions
Digital Imaging Products	¥360,621	¥324,466	-10.0%	$3,090
Professional Solutions	199,592	215,149	+7.8	2,049
Other	12,257	12,030	-1.9	115
Total	572,470	551,645	-3.6	5,254

Game	408,328	550,346	+34.8	5,241

Mobile Products & Communications
Mobile Communications	514,697	923,270	+79.4	8,793
Personal and Mobile Products	363,730	341,108	-6.2	3,249
Other	3,994	4,194	+5.0	40
Total	882,421	1,268,572	+43.8	12,082

Home Entertainment & Sound
Televisions	486,373	614,585	+26.4	5,853
Audio and Video	320,536	318,813	-0.5	3,036
Other	4,385	7,840	+78.8	75
Total	811,294	941,238	+16.0	8,964

Devices
Semiconductors	235,217	263,471	+12.0	2,509
Components	213,053	186,950	-12.3	1,781
Other	8,095	2,035	-74.9	19
Total	456,365	452,456	-0.9	4,309

Pictures
Motion Pictures	327,872	288,737	-11.9	2,750
Television Productions	106,059	149,581	+41.0	1,424
Media Networks	91,007	121,654	+33.7	1,159
Total	524,938	559,972	+6.7	5,333

Music
Recorded Music	226,770	266,110	+17.3	2,534
Music Publishing	36,293	45,109	+24.3	430
Visual Media and Platform	53,849	52,588	-2.3	501
Total	316,912	363,807	+14.8	3,465

Financial Services	689,940	778,172	+12.8	7,411
All Other	369,408	393,670	+6.6	3,749
Corporate	35,746	41,139	+15.1	392
Consolidated total	¥5,067,822	¥5,901,017	+16.4%	$56,200

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-7. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

In the IP&S segment, Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single lens cameras; Professional Solutions includes broadcast- and professional-use products. In the MP&C segment, Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray disc players and recorders, and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems. In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

Due to certain changes in the organizational structure, sales and operating revenue to external customers of the IP&S segment and All Other for the comparable period have been restated to conform to the current presentation.

Other Items
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Depreciation and amortization	2012	2013	Change	2013

Imaging Products & Solutions	¥9,354	¥8,333	-10.9%	$79
Game	2,675	3,675	+37.4	35
Mobile Products & Communications	6,837	6,945	+1.6	66
Home Entertainment & Sound	5,665	4,912	-13.3	47
Devices	26,739	25,130	-6.0	239
Pictures	2,518	2,894	+14.9	28
Music	2,730	3,194	+17.0	30
Financial Services, including deferred insurance acquisition costs	10,232	9,205	-10.0	88
All Other	3,968	3,748	-5.5	36
Total	70,718	68,036	-3.8	648

Corporate	7,982	7,539	-5.5	72
Consolidated total	¥78,700	¥75,575	-4.0%	$720

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Restructuring charges	2012	2013	Change	2013

Imaging Products & Solutions	¥2,220	¥289	-87.0%	$3
Game	(39)	10	-	0
Mobile Products & Communications	869	8,658	+896.3	82
Home Entertainment & Sound	3,451	8	-99.8	0
Devices	2,890	1,102	-61.9	11
Pictures	174	278	+59.8	3
Music	663	44	-93.4	0
Financial Services	-	-	-	-
All Other and Corporate	5,348	3,159	-40.9	30
Total net charges	¥15,576	¥13,548	-13.0%	$129

In addition to the restructuring charges in the table above, Sony recorded in cost of sales 1,115 million yen and 115 million yen of non-cash charges related to depreciation associated with restructured assets in the three months ended December 31, 2012 and 2013, respectively. Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue (to external customers)	2012	2013	Change	2013

Japan	¥599,380	¥630,990	+5.3%	$6,009
United States	337,101	423,631	+25.7	4,035
Europe	419,979	619,082	+47.4	5,896
China	102,027	132,148	+29.5	1,259
Asia-Pacific	221,535	288,141	+30.1	2,744
Other Areas	267,958	318,827	+19.0	3,036
Total	¥1,947,980	¥2,412,819	+23.9%	$22,979

Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe: United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific: India, South Korea and Oceania
(3) Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

Other Items
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Depreciation and amortization	2012	2013	Change	2013

Imaging Products & Solutions	¥26,336	¥25,990	-1.3%	$248
Game	7,312	10,278	+40.6	98
Mobile Products & Communications	17,944	20,982	+16.9	200
Home Entertainment & Sound	17,307	16,242	-6.2	155
Devices	80,695	76,037	-5.8	724
Pictures	7,462	9,277	+24.3	88
Music	8,144	9,620	+18.1	92
Financial Services, including deferred insurance acquisition costs	42,271	35,066	-17.0	334
All Other	12,503	12,197	-2.4	115
Total	219,974	215,689	-1.9	2,054

Corporate	22,247	24,675	+10.9	235
Consolidated total	¥242,221	¥240,364	-0.8%	$2,289

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Restructuring charges	2012	2013	Change	2013

Imaging Products & Solutions	¥4,085	¥2,672	-34.6%	$25
Game	214	392	+83.2	4
Mobile Products & Communications	2,943	12,307	+318.2	117
Home Entertainment & Sound	8,665	939	-89.2	9
Devices	11,665	3,531	-69.7	34
Pictures	174	1,149	+560.3	11
Music	573	148	-74.2	1
Financial Services	-	-	-	-
All Other and Corporate	9,249	4,508	-51.3	43
Total net charges	¥37,568	¥25,646	-31.7%	$244

In addition to the restructuring charges in the table above, Sony recorded in cost of sales 1,874 million yen and 477 million yen of non-cash charges related to depreciation associated with restructured assets in the nine months ended December 31, 2012 and 2013, respectively. Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sales and operating revenue (to external customers)	2012	2013	Change	2013

Japan	¥1,596,000	¥1,676,121	+5.0%	$15,963
United States	810,047	943,046	+16.4	8,981
Europe	1,013,257	1,327,137	+31.0	12,639
China	361,626	401,262	+11.0	3,822
Asia-Pacific	603,663	790,928	+31.0	7,533
Other Areas	683,229	762,523	+11.6	7,262
Total	¥5,067,822	¥5,901,017	+16.4%	$56,200

Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe: United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific: India, South Korea and Oceania
(3) Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	December 31
	2013	2013	2013
ASSETS
Current assets:
Cash and cash equivalents	¥201,550	¥240,935	$2,295
Marketable securities	694,130	829,696	7,902
Other	156,310	181,008	1,723
	1,051,990	1,251,639	11,920

Investments and advances	6,985,918	7,377,937	70,266
Property, plant and equipment	14,886	16,511	157
Other assets:
Deferred insurance acquisition costs	460,758	484,619	4,615
Other	51,788	48,864	466
	512,546	533,483	5,081
Total assets	¥8,565,340	¥9,179,570	$87,424

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥10,322	¥6,187	$59
Deposits from customers in the banking business	1,857,448	1,857,476	17,690
Other	172,979	216,505	2,062
	2,040,749	2,080,168	19,811

Long-term debt	27,008	44,736	426
Future insurance policy benefits and other	3,540,031	3,750,747	35,721
Policyholders’ account in the life insurance business	1,693,116	1,972,494	18,786
Other	282,482	273,493	2,604
Total liabilities	7,583,386	8,121,638	77,348

Equity:
Stockholders’ equity of Financial Services	980,051	1,056,622	10,063
Noncontrolling interests	1,903	1,310	13
Total equity	981,954	1,057,932	10,076
Total liabilities and equity	¥8,565,340	¥9,179,570	$87,424

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	December 31
	2013	2013	2013
ASSETS
Current assets:
Cash and cash equivalents	¥624,811	¥608,313	$5,793
Marketable securities	3,467	3,511	33
Notes and accounts receivable, trade	773,784	1,209,446	11,519
Other	1,197,108	1,492,667	14,216
	2,599,170	3,313,937	31,561

Film costs	270,089	329,500	3,138
Investments and advances	362,188	382,059	3,639
Investments in Financial Services, at cost	111,476	111,476	1,062
Property, plant and equipment	846,664	782,329	7,451
Other assets	1,602,061	1,700,920	16,199
Total assets	¥5,791,648	¥6,620,221	$63,050

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥233,859	¥373,377	$3,556
Notes and accounts payable, trade	572,102	876,922	8,352
Other	1,473,007	1,728,260	16,459
	2,278,968	2,978,559	28,367

Long-term debt	915,032	894,651	8,520
Accrued pension and severance costs	290,274	296,958	2,828
Other	493,677	451,583	4,302
Total liabilities	3,977,951	4,621,751	44,017

Redeemable noncontrolling interest	2,997	3,080	29

Equity:
Stockholders’ equity of Sony without Financial Services	1,722,296	1,903,431	18,128
Noncontrolling interests	88,404	91,959	876
Total equity	1,810,700	1,995,390	19,004
Total liabilities and equity	¥5,791,648	¥6,620,221	$63,050

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	December 31
	2013	2013	2013
ASSETS
Current assets:
Cash and cash equivalents	¥826,361	¥849,248	$8,088
Marketable securities	697,597	833,207	7,935
Notes and accounts receivable, trade	776,492	1,216,528	11,586
Other	1,346,083	1,664,763	15,855
	3,646,533	4,563,746	43,464

Film costs	270,089	329,500	3,138
Investments and advances	7,317,125	7,730,338	73,622
Property, plant and equipment	861,550	798,840	7,608
Other assets:
Deferred insurance acquisition costs	460,758	484,619	4,615
Other	1,650,237	1,746,311	16,633
	2,110,995	2,230,930	21,248
Total assets	¥14,206,292	¥15,653,354	$149,080

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥244,182	¥379,563	$3,615
Notes and accounts payable, trade	572,102	876,922	8,352
Deposits from customers in the banking business	1,857,448	1,857,476	17,690
Other	1,641,357	1,942,934	18,504
	4,315,089	5,056,895	48,161

Long-term debt	938,428	935,917	8,913
Accrued pension and severance costs	311,469	319,185	3,040
Future insurance policy benefits and other	3,540,031	3,750,747	35,721
Policyholders’ account in the life insurance business	1,693,116	1,972,494	18,786
Other	723,984	673,190	6,412
Total liabilities	11,522,117	12,708,428	121,033

Redeemable noncontrolling interest	2,997	3,080	29

Equity:
Sony Corporation’s stockholders’ equity	2,197,766	2,424,950	23,095
Noncontrolling interests	483,412	516,896	4,923
Total equity	2,681,178	2,941,846	28,018
Total liabilities and equity	¥14,206,292	¥15,653,354	$149,080

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Financial Services	2012	2013	Change	2013

Financial services revenue	¥266,355	¥284,180	+6.7%	$2,706
Financial services expenses	231,523	235,691	+1.8	2,245
Equity in net loss of affiliated companies	(594)	(674)	-	(6)
Operating income	34,238	47,815	+39.7	455
Other income (expenses), net	31	58	+87.1	1
Income before income taxes	34,269	47,873	+39.7	456
Income taxes and other	9,918	15,614	+57.4	149
Net income of Financial Services	¥24,351	¥32,259	+32.5%	$307

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sony without Financial Services	2012	2013	Change	2013

Net sales and operating revenue	¥1,683,296	¥2,130,753	+26.6%	$20,293
Costs and expenses	1,671,956	2,091,095	+25.1	19,915
Equity in net income of affiliated companies	234	2,343	+901.3	22
Operating income	11,574	42,001	+262.9	400
Other income (expenses), net	(16,413)	(105)	-	(1)
Income (loss) before income taxes	(4,839)	41,896	-	399
Income taxes and other	20,533	34,153	+66.3	325
Net income (loss) of Sony without Financial Services	¥(25,372)	¥7,743	-%	$74

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Consolidated	2012	2013	Change	2013

Financial services revenue	¥265,578	¥282,963	+6.5%	$2,695
Net sales and operating revenue	1,682,402	2,129,856	+26.6	20,284
	1,947,980	2,412,819	+23.9	22,979
Costs and expenses	1,901,191	2,324,156	+22.2	22,135
Equity in net income (loss) of affiliated companies	(360)	1,669	-	16
Operating income	46,429	90,332	+94.6	860
Other income (expenses), net	(16,999)	(563)	-	(5)
Income before income taxes	29,430	89,769	+205.0	855
Income taxes and other	40,193	62,790	+56.2	598
Net income (loss) attributable to Sony Corporation’s stockholders	¥(10,763)	¥26,979	-%	$257

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Financial Services	2012	2013	Change	2013

Financial services revenue	¥692,271	¥781,843	+12.9%	$7,446
Financial services expenses	597,735	646,912	+8.2	6,161
Equity in net loss of affiliated companies	(1,506)	(1,924)	-	(18)
Operating income	93,030	133,007	+43.0	1,267
Other income (expenses), net	87	178	+104.6	1
Income before income taxes	93,117	133,185	+43.0	1,268
Income taxes and other	28,428	43,417	+52.7	413
Net income of Financial Services	¥64,689	¥89,768	+38.8%	$855

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sony without Financial Services	2012	2013	Change	2013

Net sales and operating revenue	¥4,380,367	¥5,124,921	+17.0%	$48,809
Costs and expenses	4,390,012	5,119,133	+16.6	48,754
Equity in net income (loss) of affiliated companies	(2,259)	1,143	-	11
Operating income (loss)	(11,904)	6,931	-	66
Other income (expenses), net	(17,500)	8,395	-	80
Income (loss) before income taxes	(29,404)	15,326	-	146
Income taxes and other	55,063	51,282	-6.9	488
Net loss of Sony without Financial Services	¥(84,467)	¥(35,956)	-%	$(342)

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Consolidated	2012	2013	Change	2013

Financial services revenue	¥689,940	¥778,172	+12.8%	$7,411
Net sales and operating revenue	4,377,882	5,122,845	+17.0	48,789
	5,067,822	5,901,017	+16.4	56,200
Costs and expenses	4,981,102	5,758,783	+15.6	54,846
Equity in net loss of affiliated companies	(3,765)	(781)	-	(7)
Operating income	82,955	141,453	+70.5	1,347
Other income (expenses), net	(24,462)	533	-	5
Income before income taxes	58,493	141,986	+142.7	1,352
Income taxes and other	109,367	130,814	+19.6	1,246
Net income (loss) attributable to Sony Corporation’s stockholders	¥(50,874)	¥11,172	-%	$106

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Financial Services	2012	2013	2013

Net cash provided by operating activities	¥289,093	¥265,693	$2,531
Net cash used in investing activities	(516,254)	(390,683)	(3,721)
Net cash provided by financing activities	188,953	164,375	1,565
Net increase (decrease) in cash and cash equivalents	(38,208)	39,385	375
Cash and cash equivalents at beginning of the fiscal year	175,151	201,550	1,920
Cash and cash equivalents at end of the period	¥136,943	¥240,935	$2,295

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sony without Financial Services	2012	2013	2013

Net cash used in operating activities	¥(62,759)	¥(10,849)	$(103)
Net cash used in investing activities	(205,546)	(46,125)	(439)
Net cash provided by (used in) financing activities	92,420	(24,673)	(235)
Effect of exchange rate changes on cash and cash equivalents	17,546	65,149	620
Net decrease in cash and cash equivalents	(158,339)	(16,498)	(157)
Cash and cash equivalents at beginning of the fiscal year	719,425	624,811	5,950
Cash and cash equivalents at end of the period	¥561,086	¥608,313	$5,793

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Consolidated	2012	2013	2013

Net cash provided by operating activities	¥220,353	¥248,181	$2,364
Net cash used in investing activities	(721,020)	(436,808)	(4,160)
Net cash provided by financing activities	286,574	146,365	1,394
Effect of exchange rate changes on cash and cash equivalents	17,546	65,149	620
Net increase (decrease) in cash and cash equivalents	(196,547)	22,887	218
Cash and cash equivalents at beginning of the fiscal year	894,576	826,361	7,870
Cash and cash equivalents at end of the period	¥698,029	¥849,248	$8,088

 (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥105 = U.S. $1, the approximate Tokyo foreign exchange market rate as of December 31, 2013.

2.	As of December 31, 2013, Sony had 1,307 consolidated subsidiaries (including variable interest entities) and 107 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended December 31
Net income (loss) attributable to Sony Corporation’s stockholders	2012	2013
— Basic	1,003,594	1,037,640
— Diluted	1,003,594	1,168,523

Weighted-average number of outstanding shares	(Thousands of shares)
	Nine months ended December 31
Net income (loss) attributable to Sony Corporation’s stockholders	2012	2013
— Basic	1,003,586	1,022,810
— Diluted	1,003,586	1,168,549

All potential shares were excluded as anti-dilutive for the three and nine months ended December 31, 2012 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for the period.The dilutive effect in the weighted-average number of outstanding shares for the three and nine months ended December 31, 2013 substantially all resulted from the zero coupon convertible bonds which were issued in November 2012.

4.	Recently adopted accounting pronouncements:
Disclosure about balance sheet offsetting -
In December 2011, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance which requires entities to disclose information about offsetting and related arrangements to enable financial statement users to understand the effect of such arrangements on their financial position as well as to improve comparability of balance sheets prepared under U.S. GAAP and International Financial Reporting Standards.  Subsequently, in January 2013, the FASB issued updated accounting guidance clarifying the scope of disclosures about offsetting assets and liabilities.  The new guidance is required to be applied retrospectively and was effective for Sony as of April 1, 2013.  Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

Testing indefinite lived intangible assets for impairment -
In July 2012, the FASB issued new accounting guidance to simplify how entities test indefinite lived intangible assets for impairment.  The new guidance allows entities an option to first assess qualitative factors to determine whether it is more likely than not that indefinite lived intangible assets are impaired as a basis for determining if it is necessary to perform the quantitative impairment test.  Under the new guidance, entities are no longer required to calculate the fair value of the assets unless the entities determine, based on the qualitative assessment, that it is more likely than not that indefinite lived intangible assets are impaired.  The new guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.  This guidance was effective for Sony as of April 1, 2013.  The adoption of this guidance is not expected to have a material impact on Sony’s results of operations and financial position.

Presentation of amounts reclassified out of accumulated other comprehensive income -
In February 2013, the FASB issued new accounting guidance for reporting of amounts reclassified out of accumulated other comprehensive income.  The amendments require entities to report the significant reclassifications out of accumulated other comprehensive income if the amount is required to be reclassified in its entirety to net income.  For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, entities are required to cross-reference other disclosures required that provide additional detail about those amounts.  This guidance was effective for Sony as of April 1, 2013.  Sony applied this guidance prospectively from the date of adoption.  Since this guidance impacts disclosure only, its adoption did not have an impact on Sony’s results of operations and financial position.

5.	Income taxes:
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
	2012	2013	2013
Capital expenditures (additions to property, plant and equipment)	¥33,506	¥34,648	$330
Depreciation and amortization expenses*	78,700	75,575	720
(Depreciation expenses for property, plant and equipment)	(49,546)	(45,715)	(435)
Research and development expenses	113,032	115,970	1,104

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2012	2013	2013
Capital expenditures (additions to property, plant and equipment)	¥133,104	¥124,143	$1,182
Depreciation and amortization expenses*	242,221	240,364	2,289
(Depreciation expenses for property, plant and equipment)	(146,152)	(143,414)	(1,366)
Research and development expenses	349,587	344,581	3,282

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs.